ALLIANCEBERNSTEIN CORPORATE SHARES-- ALLIANCEBERNSTEIN
CORPORATE INCOME SHARES NSAR Exhibit 77D

On September 22, 2010, the Board of Trustees of AllianceBernstein Corporate Shares approved, on behalf of its portfolio, AllianceBernstein Corporate Income
Shares (the Fund), the elimination of the Funds non-fundamental investment policy prohibiting investments in non-U.S. companies. The elimination of the policy allows the Fund to make investments in U.S.
Dollar-denominated fixed-income securities issued by non-U.S. companies. The flexibility to invest in fixed-income securities issued by non-U.S. companies is intended to enhance the Funds risk/return profile. The
Fund will continue to invest at least 80% of its assets in U.S. corporate bonds. The change was effective on October 1, 2010.


Exhibit 77Q1 -- Amendment to Agreement and Declaration of Trust

Please refer to attached e-mail.


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